Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 23, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 23, 2008, entitled "StatoilHydro’s share saving plan allocates shares".

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro(OSE:STL, NYSE:STO) on 17 January 2008 for use in the group’s share saving plan have on 22 January 2008 been distributed to the employees in accordance with their savings amount and bonus shares for the 2005 share saving plan.

Following this, the share saving plan has 1 929 751 shares. As participants in the share saving plan, the primary insiders below have been allocated shares in accordance with their saving plan 2005 to an average price of NOK 146.15.

	Bonus 2005	New shares holding
Sætre Eldar	244	2883
Øvrum Margareth	297	4581
Thomsen Kåre	262	4124
Svaan Morten	29	662
Bjørnson Rune	132	1479
Lund Helge	781	6761
Gjærum Reidar	291	2651
Reitan Torgrim	154	1535
Sørensen Lars Troen	137	2564
Jacobsen Jon Arnt	244	4065
	2571	36437

STATOILHYDRO ASA (Registrant)
Dated: January 23, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer